UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-23970
NOTIFICATION OF LATE FILING	CUSIP NUMBER 306137100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
FalconStor Software, Inc.
Full Name of Registrant
Former Name if Applicable 2 Huntington Quadrangle
Address of Principal Executive Office (Street and Number) Melville, NY 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

                The Registrant was unable to file its Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Report”) on November 9, 2010 without unreasonable effort or expense due to an internal investigation of certain of the Registrant’s past accounting practices and certain improper payments being conducted by a Special Committee of the Registrant’s Board of Directors.  This internal investigation was commenced following the September 29, 2010 announcement by the Registrant that its former President, Chief Executive Officer and Chairman of its Board of Directors informed the Registrant that certain improper payments were allegedly made in connection with the Registrant’s licensing of software to one customer.  The Registrant is fully cooperating with law enforcement authorities with respect to ongoing investigations into the matter and anticipates that the Special Committee will have made sufficient progress with respect to its internal investigation for the Registrant to file the Report within the applicable Rule 12b-25 extension period.  However, it is possible that the Registrant will not be able to meet the extended filing deadline.

PART IV— OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

James Weber	631	777-5188
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
FalconStor Software, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2010	By	/s/ James Weber
			Name:	James Weber
			Title:	Chief Financial Officer and Interim Chief Operating Officer